FILED PURSUANT TO RULE 424(B)(3)

File Number 333-170321

GRAHAM PACKAGING COMPANY INC.

SUPPLEMENT NO. 5 TO

PROSPECTUS DATED DECEMBER 30, 2010

THE DATE OF THIS SUPPLEMENT IS APRIL 13, 2011

ON APRIL 14, 2011, GRAHAM PACKAGING COMPANY INC. FILED THE ATTACHED

SCHEDULE 14A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☒	Soliciting Material Pursuant to §240.14a-12

GRAHAM PACKAGING COMPANY INC.
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(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Graham Employee Q&A re: Silgan

Defining the deal

Who is Silgan?

Silgan Holdings is a leading manufacturer of consumer goods packaging products with annual net sales of approximately $3.1 billion in 2010. Silgan operates 83 manufacturing facilities in North and South America, Europe and Asia. Silgan is a leading supplier of metal containers in North America and Europe, and a leading worldwide supplier of metal, composite and plastic vacuum closures for food and beverage products. In addition, Silgan is a leading supplier of plastic containers for personal care products in North America.

Why does this combination make sense?

With its broad and diversified product offerings, the new company will be better positioned to providing a portfolio of packaging solutions for its customers and more effectively service their customers ever changing needs. Likewise, the company’s market-based business model will provide customers’ with the advantages of quick to market solutions while at the same time realizing the scale associated with a global company. Finally, the combination will help strengthen the merged entities’ ability to deliver consistent and stable earnings growth that will result in long-term shareholder value accretion.

What is the proposed timing of the transaction?

We expect the transaction to close in the second half of 2011.

Will Graham Stock still be publicly traded?

After the transaction closes, Graham stock will no longer be traded. At the closing of the transaction, each share of Graham stock will be converted into 0.402 of Silgan shares and $4.75 in cash.

Effects on Graham and Employees

Will the name stay Graham Packaging Company (GPC)?

The combined operations will operate under the name Silgan Graham Packaging.

Will the corp offices in York, West Chicago, Mexico City, Paris and Sao Paulo remain?

The plan is to utilize Graham’s infrastructure and corporate headquarters for the combined entity going forward.

How will the Graham and Silgan plastics businesses be combined?

Administrative functions of the Silgan plastic business will be integrated into Graham’s infrastructure. In addition, the intention is to follow the same formal integration process that was used after the purchase of Liquid Container, where cross-functional teams from both organizations will participate in determining the best alternatives to organize the businesses and drive value creation.

Will the Graham Management team stay in place?

Silgan has indicated that it would like to keep the management team in place.

Will GPC keep its business units?

It is expected that we will continue to go to market the way Graham does today.

Will this transaction impact my salary and benefits?

Until the transaction closes, we do not anticipate any material changes outside the ordinary course. Silgan also has agreed to maintain, for nine months following the close of the transactions, (x) base salaries and incentive compensation opportunities in the aggregate and (y) employee benefits in the aggregate, in each case, that are no less favorable than those offered to U.S. non-union employees currently.

What will happen with employee stock options?

Generally, all current options will vest and be converted to Silgan options. Employees will then decide for themselves whether to exercise their options or not.

What additional restrictions, if any, are now in place on buying or selling Graham stock?

No further trading is allowed by any employee until further notice.

Integration Activities

How should we expect to integrate the two businesses?

The combination of our two businesses will provide a strong platform for growth and improved performance. Together we will provide our customers with better solutions than what either of us is able to provide them individually today. We intend to take a “best of both” approach to the merger, while being pragmatic and efficient in integration. Integrating these two companies will undoubtedly be a challenging task, and there will be unanticipated pitfalls and unintended roadblocks. But the dedication and commitment to execution that you’ve shown gives us confidence that you will rise to this challenge, and you will unlock the potential value that will come from combining these two companies.

Will there be plant closings and headcount reductions?

Both companies have cost reduction initiatives. It is likely those initiatives will continue and additional synergies may be achieved that result in changes in the future. The companies have highly complimentary businesses and structures and Silgan wants to add to their own diversification by growing our business.

Will the combined entity reduce its investment in innovation and technology?

Innovation and technology are important elements for the combined company’s future business strategy and will continue to be invested in.

Effects on Graham’s Customers

What can we tell our customers?

You should feel free to share with them the information in the press release. Reassure them that there is no change to the way we provide services or support. Alternatively, please refer them to your manager for further information and guidance.

Next Steps

What will happen between announcement and deal closing?

The transaction is subject to shareholder approval of both parties and regulatory approval in the U.S. and other countries and other customary closing conditions, and we expect the transaction to close in the second half of 2011. It is important that we continue to operate Graham Packaging Company with the discipline and drive for results that have made us successful. In the short term there are no changes. We must continue to operate as separate companies until the transaction closes.

For example:

•	There will be no changes to business hours, site access or security
•	You will report to the same person and have the same role
•	Your current pay, bonus and benefits levels will remain as-is through closing

Where can I get more information on Silgan?

Information can be obtained on Silgan’s website http://www.silganholdings.com.

Who may I contact if I have additional questions? Where can I find more information about the transaction?

Please direct inquiries to Dave Bullock, CFO.

We acknowledge you likely have a number of questions relating to the long term structure of the new organization and the opportunities it will present. At this time, we are constrained in what we can communicate prior to the close, but I personally commit to providing clear and transparent communications to you as frequently as possible.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of Graham Packaging concerning the proposed merger of Graham Packaging with Silgan (the “merger”) and other future events and their potential effects on Graham Packaging. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk relating to the merger, many of which are beyond our control.

In connection with the proposed merger, Silgan intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 containing a joint proxy statement/prospectus for the stockholders of Graham Packaging and Silgan and each of Graham Packaging and Silgan plan to file other documents with the SEC regarding the proposed merger transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GRAHAM PACKAGING’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain, without charge, a copy of the joint proxy statement/prospectus, as well as other relevant documents containing important information about Graham Packaging and Silgan at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Graham Packaging’s stockholders will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to Graham Packaging, 2401 Pleasant Valley Road, York, PA 17402, Attention: Investor Relations, (717) 771-3220. Information about Graham Packaging’s directors and executive officers and other persons who may be participants in the solicitation of proxies from Graham Packaging’s stockholders is set forth in Graham Packaging’s annual report on Form 10-K for the fiscal year ended December 31, 2010 and Graham Packaging’s joint proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on April 30, 2010.